UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 4, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 1 April 2016

Bagsværd, Denmark, 4 April In accordance with Section 28a of the Danish Securities Trading Act, the company’s board members and executives have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

To mark the 90th anniversary of the first diabetes patients being treated with insulin from the company that is now Novo Nordisk, a restricted stock unit program was established in 2013, under which all Novo Nordisk employees employed as per 1 January 2013 were awarded restricted stock units today corresponding to 100 shares. The restricted stock units gave the right to receive an equivalent number of Novo Nordisk B shares free of charge on 1 April 2016 subject to continued employment and average sales growth of at least 5% per year measured in DKK in the period 2012-2015. As the sales growth has been achieved the shares have been transferred to the eligible employees on 1 April 2016.

Name	Liselotte Hyveled
Reason for reporting	Member of the Board of Directors (employee representative)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Anne Marie Kverneland
Reason for reporting	Member of the Board of Directors (employee representative)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Søren Thuesen Pedersen
Reason for reporting	Member of the Board of Directors (employee representative)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Stig Strøbæk
Reason for reporting	Member of the Board of Directors (employee representative)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Lars Rebien Sørensen
Reason for reporting	President and chief executive officer (CEO)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Jesper Brandgaard
Reason for reporting	Executive vice president and chief financial officer (CFO)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Maziar Mike Doustdar
Reason for reporting	Executive vice president, International Operations
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Jerzy Gruhn
Reason for reporting	Executive vice president, Europe
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Jesper Høiland
Reason for reporting	Executive vice president, US
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Lars Fruergaard Jørgensen
Reason for reporting	Executive vice president and chief of staff
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Jakob Riis
Reason for reporting	Executive vice president, China, Pacific & Marketing
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Mads Krogsgaard Thomsen
Reason for reporting	Executive vice president and chief science officer (CSO)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Henrik Wulff
Reason for reporting	Executive vice president, Product Supply
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Name	Britt Ehlers Wulff
Reason for reporting	Associated to a member of Executive Management, Henrik Wulff
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with a general employee share programme (restricted shares))
Date of transaction	1 April 2016
Place of transaction	Nasdaq Copenhagen
Volume of transaction	100 shares
Total value of transaction	0 (transferred in accordance with the employee share programme for 2013)

Definitions and background information:

Publication

Publication shall take place no later than two working days after the trading by board members or executives or notification of trading by associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?

Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US- based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie Nasdaq Copenhagen or New York Stock Exchange.

What is volume and value of transaction?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 27 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 4, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer